Filed by Burke & Herbert Financial Services Corp.
(Commission File No. 001-41633)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Form S-4 file No. 333-274810
Subject Company: Summit Financial Group, Inc.
(Commission File No. 000-16587)
Date: November 9, 2023
November 9, 2023
Dear Burke & Herbert Financial Services Corp. Shareholder:
We recently sent you proxy materials in connection with our upcoming special meeting of Shareholders to be held on December 6, 2023. The purpose of this special meeting is to consider and vote upon the merger of Burke & Herbert Financial Services Corp. (“Burke & Herbert”) and Summit Financial Group, Inc., (“Summit”) and related matters. Under the terms of the merger agreement Summit will merge with and into Burke & Herbert, with Burke & Herbert surviving.
Your vote is very important, regardless of the number of shares you own.
We encourage you take a moment to vote your shares by following the internet or telephone instructions in your proxy materials in order for your vote to be tabulated in the quickest manner. You may also return your voting form in the envelope provided with your proxy materials, but internet and telephone are preferred, if possible, to ensure your vote is recorded timely.

Please refer to the joint proxy statement, which can be found under the heading “SEC Filings” at investor.burkeandherbertbank.com for more information. In addition, both Burke & Herbert and Summit recently filed their respective Quarterly Reports on Form 10-Q for the quarter ended September 30, 2023. For Burke & Herbert, the report is available under the heading “SEC Filings” at investor.burkeandherbertbank.com. For Summit, the report is available on its website at www.summitfgi.com/news/news-filings.
If you have any questions or need assistance with voting, please contact our proxy solicitor, Regan & Associates, Inc, by calling toll-free at 1-800-737-3426.
The Board of Directors unanimously recommends that shareholders vote “FOR” each of the proposals to be considered at the meeting.
If you have already voted we thank you for your support.

Thank you for your prompt attention to this important matter.

Sincerely,

/s/ David P. Boyle
David P. Boyle
President and Chief Executive Officer